Schedule 13D                                                        Page 1 of 18


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                              EVOLVE SOFTWARE, INC.
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                               (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   30049 P 708
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                                 (CUSIP Number)

                            MARTHA A. CLARKE ADAMSON
                                 SIERRA VENTURES
                               2884 SAND HILL ROAD
                                    SUITE 100
                              MENLO PARK, CA 94025
                                 (650) 854-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 29, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
Schedule 13D                                                       Page 2 of 18


     CUSIP No.   30049 P 708
--------------------------------------------------------------------------------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

               Sierra Ventures VI, L.P., a California limited partnership ("Sierra Ventures VI") 94-3259091
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          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a) [ ]
               (b) [X]

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          3.   SEC Use Only

--------------------------------------------------------------------------------
          4.   Source of Funds (See Instructions)        N/A

--------------------------------------------------------------------------------
          5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
          6.   Citizenship or Place of Organization      California

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Number of      7.   Sole Voting Power                                       0
Shares        ------------------------------------------------------------------
Beneficially   8.   Shared Voting Power                  194,447 (See (1) below)
Owned by      ------------------------------------------------------------------
Each           9.   Sole Dispositive Power                                  0
Reporting     ------------------------------------------------------------------
Person With   10.   Shared Dispositive Power             198,335 (See (2) below)
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          11.  Aggregate Amount Beneficially Owned by Each Reporting Person
               198,335 (See (2) below)
--------------------------------------------------------------------------------
          12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)                                          [ ]
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)
               14.6% (See (5) below)
--------------------------------------------------------------------------------
          14.  Type of Reporting Person (See Instructions)
               PN
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
Schedule 13D                                                       Page 3 of 18

     CUSIP No.   30049 P 708
--------------------------------------------------------------------------------
          1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

               SV Associates VI, L.P., a California limited partnership ("SV Associates VI") 94-3259090
--------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a) [ ]
               (b) [X]

--------------------------------------------------------------------------------
          3.   SEC Use Only

--------------------------------------------------------------------------------
          4.   Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------
          5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
          6.   Citizenship or Place of Organization       California
--------------------------------------------------------------------------------
Number of      7.   Sole Voting Power                                       0
Shares        ------------------------------------------------------------------
Beneficially   8.   Shared Voting Power                  194,447 (See (1) below)
Owned by      ------------------------------------------------------------------
Each           9.   Sole Dispositive Power                                  0
Reporting     ------------------------------------------------------------------
Person With   10.   Shared Dispositive Power             198,335 (See (2) below)
--------------------------------------------------------------------------------
          11.  Aggregate Amount Beneficially Owned by Each Reporting Person
               198,335 (See (2) below)

--------------------------------------------------------------------------------
          12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)                                          [ ]
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)
               14.6% (See (5) below)
--------------------------------------------------------------------------------
          14.  Type of Reporting Person (See Instructions)
               PN
--------------------------------------------------------------------------------

Schedule 13D                                                       Page 4 of 18


     CUSIP No.   30049 P 708
--------------------------------------------------------------------------------
          1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

               Sierra Ventures VII, L.P., a California limited partnership ("Sierra Ventures VII") 94-3315644
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          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a) [ ]
               (b) [X]

--------------------------------------------------------------------------------
          3.   SEC Use Only

--------------------------------------------------------------------------------
          4.   Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------
          5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
          6.   Citizenship or Place of Organization       California
--------------------------------------------------------------------------------
Number of      7.   Sole Voting Power                                       0
Shares        ------------------------------------------------------------------
Beneficially   8.   Shared Voting Power                  162,456 (See (3) below)
Owned by      ------------------------------------------------------------------
Each           9.   Sole Dispositive Power                                  0
Reporting     ------------------------------------------------------------------
Person With   10.   Shared Dispositive Power             199,281 (See (4) below)
--------------------------------------------------------------------------------
          11.  Aggregate Amount Beneficially Owned by Each Reporting Person
               199,281 (See (4) below)

--------------------------------------------------------------------------------
          12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)                                          [ ]
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)
               14.6% (See (5) below)
--------------------------------------------------------------------------------
          14.  Type of Reporting Person (See Instructions)
               PN
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
Schedule 13D                                                       Page 5 of 18

     CUSIP No.   30049 P 708
--------------------------------------------------------------------------------
          1. Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities only).

               Sierra Ventures Associates VII, LLC, a California limited liability company ("SV Associates VII") 94-3315643
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          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a) [ ]
               (b) [X]

--------------------------------------------------------------------------------
          3.   SEC Use Only

--------------------------------------------------------------------------------
          4.   Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------
          5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
          6.   Citizenship or Place of Organization       California
--------------------------------------------------------------------------------
Number of      7.   Sole Voting Power                                       0
Shares        ------------------------------------------------------------------
Beneficially   8.   Shared Voting Power                  162,456 (See (3) below)
Owned by      ------------------------------------------------------------------
Each           9.   Sole Dispositive Power                                  0
Reporting     ------------------------------------------------------------------
Person With   10.   Shared Dispositive Power             199,281 (See (4) below)
--------------------------------------------------------------------------------
          11.  Aggregate Amount Beneficially Owned by Each Reporting Person
               199,281 (See (4) below)

--------------------------------------------------------------------------------
          12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)                                          [ ]
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11)
               14.6% (See (5) below)
--------------------------------------------------------------------------------
          14.  Type of Reporting Person (See Instructions)
               OO
--------------------------------------------------------------------------------

Schedule 13D                                                       Page 6 of 18


(1) Includes all of the shares described in footnote (1) below, but, for purposes of calculating the voting power, in accordance with the terms of the Amended and Restated Certificate of Incorporation of Evolve Software, Inc. (the "Company"), the conversion of any shares of Series B Preferred Stock of the Company ("Series B Preferred Stock") into Common Stock of the Company ("Common Stock") is calculated as if such shares of Series B Preferred Stock were converted to Common Stock on the date of the initial issuance of such shares of Series B Preferred Stock.

(2) Includes 180,353 shares of Common Stock and 17,982 shares of Common Stock that may be acquired within 60 days by Sierra Ventures VI and SV Associates VI, respectively, upon conversion of shares of Series B Preferred Stock held by Sierra Ventures VI and SV Associates VI. All of the numbers of shares of Common Stock described in this paragraph have been adjusted for the 1-for-40 reverse stock split of Common Stock effected on December 19, 2002.

(3) Includes all of the shares described in footnote (4) below, but, for purposes of calculating the voting power, in accordance with the terms of the Amended and Restated Certificate of Incorporation of the Company, (a) the conversion of any shares of Series A Preferred Stock of the Company ("Series A Preferred Stock") into Common Stock is calculated as if such shares of Series A Preferred Stock were converted to Common Stock on October 9, 2001 and (b) the conversion of any shares of Series B Preferred Stock into Common Stock is calculated as if such shares of Series B Preferred Stock were converted to Common Stock on the date of the initial issuance of such shares of Series B Preferred Stock.

(4) Includes 181,215 shares of Common Stock and 18,066 shares of Common Stock that may be acquired within 60 days by Sierra Ventures VII and SV Associates VII, respectively, upon (i) the conversion of shares of Series B Preferred Stock held by Sierra Ventures VII and SV Associates VII, (ii) the conversion of shares of Series A Preferred Stock held by Sierra Ventures VII and SV Associates VII, and (iii) the exercise of Common Stock Warrants (as defined and further described under Items 3 and 4 below). All of the numbers of shares of Common Stock described in this paragraph have been adjusted for the 1-for-40 reverse stock split of Common Stock effected on December 19, 2002.

(5) Based upon 1,162,729 shares of Common Stock outstanding as of November 6, 2002, which is based on the number of shares of Common Stock outstanding as of such date disclosed in the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2002 and adjusted for the 1-for-40 reverse stock split of Common Stock effected on December 19, 2002, plus shares of Common Stock issuable within 60 days to applicable Reporting Persons (as defined below).

Schedule 13D                                                       Page 7 of 18


     This Amendment No. 4 ("Amendment No. 4") to that certain statement on
Schedule 13D of Sierra Ventures VI, SV Associates VI, Sierra Ventures VII and SV Associates VII (collectively, the "Reporting Persons") filed October 3, 2001 (the "Original Statement") and amended on October 19, 2001, August 30, 2002, and October 11, 2002 (the "Amended Statement" and together with the Original Statement, the "Statement") hereby amends and restates the Statement as provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Statement. This Amendment No. 4 is being filed to reflect:

     (1)  The distribution on January 29, 2003 of 154,089 shares of Common
Stock by Sierra Ventures VI to its limited partners, without consideration, on a pro rata basis pursuant to the terms of its partnership agreement, as amended.

     (2) The distribution on January 29, 2003 of 15,409 shares of Common Stock by SV Associates VI to its general partners, without consideration, on a pro rata basis pursuant to the terms of its partnership agreement, as amended.

     (3) The distribution on January 29, 2003 of 20,535 shares of Common Stock by Sierra Ventures VII to its limited partners, without consideration, on a pro rata basis pursuant to the terms of its partnership agreement, as amended.

     (4) The distribution on January 29, 2003 of 2,047 shares of Common Stock by SV Associates VII to its members, without consideration, on a pro rata basis pursuant to the terms of its operating agreement, as amended.

     The Statement is hereby amended and restated in its entirety as follows:

     ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Evolve Software, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 150 Spear Street, San Francisco, California 94105.

     ITEM 2.   IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed on behalf of the Reporting Persons. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
          Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a "group" exists. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") was previously filed as Exhibit 1 to the Statement. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

          SV Associates VI and SV Associates VII are the general partners of Sierra Ventures VI and Sierra Ventures VII, respectively. Management of the business affairs of SV Associates VI and SV Associates VII, including decisions respecting disposition and/or voting of the shares of Common Stock and the exercise of rights to acquire Common Stock, is

Schedule 13D                                                       Page 8 of 18


          by majority decision of the general partners or managing members, as applicable, of each of SV Associates VI and SV Associates VII, respectively, as listed on Schedule I hereto. Each individual general partner and managing member disclaims beneficial ownership of the shares of Common Stock and rights to acquire such shares, except to the extent of their pecuniary interest therein.

     (b) The address of principal business of each Reporting Person is 2884 Sand Hill Road, Suite 100, Menlo Park, California 94025.

     (c) The principal business of each of the Reporting Persons is that of making venture capital and similar investments.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the general partners or managing members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the general partners or managing members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the Series A Preferred Stock Purchase Agreement (the "Purchase Agreement") previously filed as Exhibit 2 to the Statement, dated as of September 23, 2001, by and between the Company, Sierra Ventures VII, SV Associates VII and certain other investors named in the Schedule of Purchasers to the Purchase Agreement, (1) Sierra Ventures VII and SV Associates VII purchased 90,933 and 9,067 shares, respectively, of the Company's Series A Preferred Stock (the "Series A Preferred Stock") at a price of $10 per share, with the purchase price having been paid in cash at the closing of the sale of such shares on October 9, 2001 (the "Series A Closing"); (2) upon the Series A Closing, the Company issued to Sierra Ventures VII and SV Associates VII warrants to purchase up to an aggregate of 90,933 and 9,067 additional shares, respectively, of Series A Preferred Stock at a price of $10 per share in cash, which warrants are exercisable for up to one year after the Series A Closing under certain circumstances, in the forms previously filed as Exhibit 3 to the Statement ("Preferred Stock Warrants"); (3) upon the Series A Closing, the Company issued to Sierra Ventures VII and SV Associates VII warrants to purchase up to 454,665 and 45,335 shares, respectively, of Common Stock at a price of $1.00 per share in the form previously filed as Exhibit 4 to the Statement ("Common Stock Warrants") and (4) the Company agreed to grant to Sierra Ventures VII and SV Associates VII additional Common Stock Warrants to purchase that number of shares of Common Stock equal to 25% of the number of shares of Common Stock into which the shares of Series A Preferred Stock issued upon exercise of the Preferred Stock Warrants are convertible at the time such Preferred Stock Warrants are exercised. Each share of Series A Preferred Stock will be convertible into Common Stock at a conversion price of $14.80, subject to certain adjustments as set forth in the Amended and Restated Certificate of Incorporation of the Company filed as Exhibit 14 hereto (the "Amended and Restated Certificate").

Schedule 13D                                                       Page 9 of 18


     On March 29, 2002, Sierra Ventures VII and SV Associates VII exercised warrants to purchase up to 45,467 and 4,533 shares of Series A Preferred Stock, respectively. Upon exercise of such warrants, the Company issued to Sierra Ventures VII and SV Associates VII, additional Common Stock Warrants to purchase up to 227,335 and 22,665 shares of Common Stock, respectively.

     The total funds used to purchase the Series A Preferred Stock at the Series A Closing pursuant to the Purchase Agreement were $909,330 in the case of Sierra Ventures VII and $90,670 in the case of SV Associates VII and pursuant to the exercise of warrants to Purchase Series A Preferred Stock on March 29, 2002 were $454,670 in the case of Sierra Ventures VII and $45,330 in the case of SV Associates VII, and were furnished from the working capital of Sierra Ventures VII and SV Associates VII, respectively. If Sierra Ventures VII and SV Associates VII elect to exercise the Common Stock Warrants in full for cash, the total amount of funds that will be required to purchase the Common Stock pursuant to such warrants will be $682,000 in the case of Sierra Ventures VII and $68,000 in the case of Sierra Associates VII, which will be provided from the working capital of Sierra Ventures VII and SV Associates VII, respectively. However, the Common Stock Warrants provide Sierra Ventures VII and SV Associates VII the option to convert such warrants on a cashless basis by electing to have the Company withhold a number of shares otherwise issuable upon exercise of the Warrants that is equal in value at the time of conversion to the aggregate exercise price of the shares actually issued upon such conversion. Sierra Ventures VII and SV Associates VII have not made any determination as to whether they will exercise the Common Stock Warrants, if at all, either for cash or on a cashless basis.

     Pursuant to the Series B Preferred Stock Purchase Agreement (the "Series B Purchase Agreement") attached to the Statement as Exhibit 9, dated as of August 20, 2002, by and among the Company, Sierra Ventures VII, SV Associates VII and certain other investors listed on the signature pages thereto, Sierra Ventures VII and SV Associates VII purchased 181,866 and 18,134 shares, respectively, of the Company's Series B Preferred Stock at a price of $10 per share, with the purchase price having been paid in cash at the closing of the sale of such shares (the "Series B Closing"). Each share of Series B Preferred Stock will be convertible into Common Stock at a conversion price of $7.60, subject to certain adjustments as set forth in the Amended and Restated Certificate.

     The total funds used to purchase the Series B Preferred Stock at the Series B Closing pursuant to the Series B Purchase Agreement were $1,818,660 in the case of Sierra Ventures VII and $181,340 in the case of SV Associates VII and were furnished from the working capital of Sierra Ventures VII and SV Associates VII, respectively.

     On September 30, 2002, Sierra Ventures VII sold 134,381 of its shares of Series B Preferred Stock to Sierra Ventures VI for a cash purchase price of $1,343,810. Sierra Ventures VII retained ownership of the remaining 47,485
shares of Series B Preferred Stock it purchased at the Series B Closing.   In
addition, on September 30, 2002, SV Associates VII sold 13,399 of its shares of Series B Preferred Stock to SV Associates VI for a cash purchase price of $133,990. SV Associates VII retained ownership of the remaining 4,735 shares of Series B Preferred Stock it purchased at the Series B Closing. The funds used to purchase the foregoing shares of Series B Preferred Stock were furnished from the working capital of Sierra Ventures VI and SV Associates VI.

     ITEM 4.   PURPOSE OF TRANSACTION

     On January 29, 2003, Sierra Venture VI, SV Associates VI, Sierra Venture VII, and SV Associates VII distributed the shares of Common Stock held by them to their respective limited partners, general partners or members, as

Schedule 13D                                                       Page 10 of 18


applicable, without consideration, on a pro rata basis pursuant to the terms of their respective partnership agreements, as amended, or operating agreement, as amended, as applicable.

     Jeffrey M. Drazan, a general partner of SV Associates VI (the general partner of Sierra Ventures VI) and a managing member of SV Associates VII (the general partner of Sierra Ventures VII), currently serves as a director of the Company. As a result, Mr. Drazan may be deemed to be a "control" person of the Company.

     The Reporting Persons may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions, or otherwise, depending on existing market conditions and other considerations discussed below. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Company.

     SERIES A PURCHASE AGREEMENT. On September 23, 2001, Sierra Ventures VII and SV Associates VII entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell, and Sierra Ventures VII and SV Associates VII agreed to purchase, shares of Series A Preferred Stock at the Series A Closing and the Company agreed to issue to Sierra Ventures VII and SV Associates VII the Preferred Stock Warrants and Common Stock Warrants, all as set forth in Item 3 above. The Series A Preferred Stock and Common Stock Warrants contain adjustment provisions pursuant to which, in certain circumstances, Sierra Ventures VII and SV Associates VII may be entitled to acquire additional shares of Common Stock. In addition, the liquidation preference applicable to the Series A Preferred Stock increases at the rate of 8.00% per year, compounded quarterly, from the date of issue, and, as the number of shares of Common Stock issuable upon conversion is tied to the liquidation preference, the number of shares issuable upon conversion of the Series A Preferred Stock will also increase at a minimum of 8.00% per year, compounded quarterly. Descriptions of the rights, preferences and privileges of the Series A Preferred Stock contained herein are qualified in their entirety by reference to the Amended and Restated Certificate.

     CONVERSION OF SERIES A PREFERRED STOCK. Pursuant to the Amended and Restated Certificate, the Company may cause all of the shares of Series A Preferred Stock to be automatically converted into Common Stock at any time after the fifth anniversary of the date of initial issuance of such shares, provided that the Company may only cause such automatic conversion if the closing price per share of Common Stock for 30 consecutive trading days ending within 10 days of the date on which notice of such automatic conversion is given to the holders of the Series A Preferred Stock shall have been at least $200.00, as adjusted for any stock splits, stock dividends and similar events. All shares of Series A Preferred Stock will also automatically convert into Common Stock at the election of the holders of a majority of the outstanding shares of Series A Preferred Stock. The Series A Preferred Stock may also be converted at any time at the election of each holder.

     VOTING. In accordance with the Amended and Restated Certificate, subject to adjustment for stock dividends, subdivisions, combinations or consolidations, holders of Series A Preferred Stock shall have one vote for each share of Common

Schedule 13D                                                       Page 11 of 18


Stock into which the Series A Preferred Stock would have been convertible as of October 9, 2001 and holders of Series B Preferred Stock shall have one vote for each share of Common Stock into which the Series B Preferred Stock would have been convertible as of date of the initial issuance of Series B Preferred Stock. The holders of Series A Preferred Stock and Series B Preferred Stock are entitled to vote on an as converted to Common Stock basis together with the holders of Common Stock as a single class upon any matter submitted to stockholders for a vote, except under specified circumstances described under the sections below entitled "Board Representation" with respect to the election of directors and under the sections below entitled "Change of Control" with respect to certain Change of Control Transactions (as defined in the Amended and Restated Certificate).

     The Company will not, without the affirmative vote or written consent of
(a) the holders of not less than a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class, on an as converted to Common Stock basis, provided that at least 50% of the shares of Series A Preferred Stock issued by the Company remain outstanding and (b) the holders of not less than a majority of the outstanding shares of Series A Preferred Stock and Series B Preferred stock, voting together as a single class, on an as converted to Common Stock basis, provided that at least 50% of the shares of Series B Preferred Stock issued by the Company remain outstanding: (i) amend or repeal any provision of, or add any provision to, the Amended and Restated Certificate; (ii) issue any bonds, debentures or notes or incur similar debt obligations, other than trade debt in the ordinary course of business; (iii) repurchase any outstanding shares of stock, except for repurchase of shares held by employees pursuant to repurchase agreements approved by the board of directors and redemption of shares of Preferred Stock of the Company; or (iv) amend the bylaws to increase the authorized number of directors of the Company to more than eight.

     In addition, the Company will not without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class, on an as converted to Common Stock basis, provided that at least 50% of the shares of Series A Preferred Stock issued by the Company remain outstanding:
(i) pay any dividend on any shares of Series A Junior Stock (as defined in the Amended and Restated Certificate), or repurchase or redeem any such shares of Series A Junior Stock except for repurchases of unvested shares of Series A Junior Stock at cost from employees, directors, consultants and other service providers; or (ii) authorize or issue any shares of any class or series of Senior Stock (as defined in the Amended and Restated Certificate), or Series A Parity Preferred Stock (as defined in the Amended and Restated Certificate) or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of Senior Stock or Series A Parity Preferred Stock.

     Furthermore, the Company will not without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class, on an as converted to Common Stock basis, provided that at least 50% of the shares of Series B Preferred Stock issued by the Company remain outstanding: (i) pay any dividend on any shares of Series B Junior Stock (as defined in the Amended and Restated Certificate), or repurchase or redeem any such shares of Series B Junior Stock except for repurchases of unvested shares of Series B Junior Stock at cost from employees, directors, consultants and other service providers; or (ii) authorize or issue any shares of any class or series of Senior Stock or Series B Parity Preferred Stock (as defined in the Amended and Restated Certificate) or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of Senior Stock or Series B Parity Preferred Stock.

     BOARD REPRESENTATION. Under the Amended and Restated Certificate, as long as at least 75% of the shares of Series A Preferred Stock issued by the Company remain outstanding, the holders of the Series A Preferred Stock shall vote as a

Schedule 13D                                                       Page 12 of 18


separate class to elect three members to the board of directors of the Company. If less than 75% but at least 50% of the shares of Series A Preferred Stock issued by the Company remain outstanding, the number of directors to be elected by holders of Series A Preferred Stock voting separately shall be reduced to two. If less than 50% but at least 25% of the shares of Series A Preferred Stock issued by the Company remain outstanding, the number of directors to be elected by holders of the Series A Preferred Stock voting separately shall be reduced to one. If less than 25% of the shares of Series A Preferred Stock issued by the Company remain outstanding, the holders of Series A Preferred Stock will no longer have the right to elect any members of the board of directors voting separately. All directors other than the Preferred Directors (as defined in the Amended and Restated Certificate) will be elected by the holders of the Common Stock, the Series A Preferred Stock and the Series B Preferred Stock voting together as a single class on an as converted to Common Stock basis.

     CHANGE OF CONTROL. Under the Amended and Restated Certificate, the Company will not, without the affirmative vote or written consent of (a) the holders of not less than a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class, on an as converted to Common Stock basis, provided that at least 50% of the shares of Series A Preferred Stock issued by the Company remain outstanding, and (b) the holders of not less than a majority of the outstanding shares of Series A Preferred Stock and Series B Preferred stock, voting together as a single class, on an as converted to Common Stock basis, provided that at least 50% of the shares of Series B Preferred Stock issued by the Company remain outstanding, consummate a Change of Control Transaction (as defined in the Amended and Restated Certificate), unless the aggregate value received for, or realizable in respect of, all outstanding shares of Series A Preferred Stock and Series B Preferred Stock as a result of such sale or other transaction or series of transactions exceeds an amount equal to $10.00 per share (as adjusted for stock splits and dividends in kind) multiplied by the number of outstanding shares of Series A Preferred Stock and Series B Preferred Stock (the "Aggregate Cash Purchase Price"), plus an amount sufficient to result in an overall internal rate of return on the Aggregate Cash Purchase Price of 50%, taking into account for purposes of calculating such overall internal rate of return any differences in the dates of issuance of such outstanding shares. In addition, in the event of any Change of Control Transaction, holders of Common Stock Warrants will have the right to deliver such warrants to the Company in exchange for payments equal to the Black-Scholes value of such warrants at the time of such transaction, payable in cash or, subject to certain conditions, Common Stock of the Company.

     PREEMPTIVE RIGHTS. Subject to certain exceptions, the Company will grant to the purchasers of Series A Preferred Stock rights to maintain their percentage ownership in the Company in the event of future equity issuances by the Company. A copy of the form of Preemptive Rights Agreement providing for such rights was previously filed as Exhibit 6 to the Statement.

     REGISTRATION OF SHARES OF COMMON STOCK FOR RESALE. Pursuant to the terms of the Purchase Agreement and the agreements related thereto, subject to certain conditions the Company has agreed to prepare and file with the Securities and Exchange Commission, upon request of holders of Series A Preferred Stock, registration statements to enable the resale of the shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock and upon exercise or conversion of the Common Stock Warrants.

     The foregoing summary of the Purchase Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Preferred Stock Warrants, the Common Stock Warrants, the Preemptive Rights Agreement and the Amended and Restated Certificate, which

Schedule 13D                                                       Page 13 of 18


are Exhibits 2, 3, 4, 6, and 14 hereto, respectively, and are incorporated herein by reference.

     SERIES B PURCHASE AGREEMENT. On August 20, 2002, Sierra Ventures VII and SV Associates VII entered into the Series B Purchase Agreement pursuant to which the Company agreed to issue and sell, and Sierra Ventures VII and SV Associates VII agreed to purchase, shares of Series B Preferred Stock at the Series B Closing, as set forth in Item 3 above. In addition, the liquidation preference applicable to the Series B Preferred Stock increases at the rate of 8.00% per year, compounded quarterly, from the date of issue, and as the number of shares of Common Stock issuable upon conversion is tied to the liquidation preference, the number of shares issuable upon conversion of the Series B Preferred Stock will also increase at a minimum of 8.00% per year, compounded quarterly. Descriptions of the rights, preferences and privileges of the Series B Preferred Stock contained herein are qualified in their entirety by reference to the Amended and Restated Certificate.

     CONVERSION OF SERIES B PREFERRED STOCK. Pursuant to the Amended and Restated Certificate, the Company may cause all of the shares of Series B Preferred Stock to be automatically converted into Common Stock at any time after the fifth anniversary of the date of the initial issuance of such shares, provided that the Company may only cause such automatic conversion if the closing price per share of Common Stock for 30 consecutive trading days ending within 10 days of the date on which notice of such automatic conversion is given to the holders of the Series B Preferred Stock shall have been at least $200.00, as adjusted for any stock splits, stock dividends and similar events. All shares of Series B Preferred Stock will also automatically convert into Common Stock at the election of the holders of a majority of the outstanding shares of Series B Preferred Stock. The Series B Preferred Stock may also be converted at any time at the election of each holder.

     VOTING.  See description in the other section entitled "Voting" above.

     BOARD REPRESENTATION. Subject to applicable laws or regulations or the rules of the Nasdaq Stock Market, the holders of Series B Preferred Stock shall be entitled to elect such number of additional directors which, in addition to the three directors that the holders of Series A Preferred Stock are entitled to elect, is in as close a proportion as possible to the total number of directors of the Company as the proportion of the number of shares of Common Stock issuable upon the conversion of such shares of Series A Preferred Stock and Series B Preferred Stock is to the total outstanding shares of Common Stock (treating all shares of Series A Preferred Stock and Series B Preferred Stock on an as converted to Common Stock basis).

     CHANGE OF CONTROL. See description in the other section entitled "Change of Control" above.

     PREEMPTIVE RIGHTS. Subject to certain exceptions, the Company will grant to the purchasers of Series B Preferred Stock rights to maintain their percentage ownership in the Company in the event of future equity issuances by the Company. A copy of the form of Series B Preemptive Rights Agreement providing for such rights is attached as Exhibit 13 hereto.

     REGISTRATION OF SHARES OF COMMON STOCK FOR RESALE. Pursuant to the terms of the Series B Purchase Agreement and the agreements related thereto, subject to certain conditions the Company has agreed to prepare and file with the Securities and Exchange Commission, upon request of holders of Series B Preferred Stock after June 1, 2002, registration statements to enable the resale of the shares of Common Stock issued or issuable upon conversion of the Series B Preferred Stock.

Schedule 13D                                                       Page 14 of 18


     The foregoing summary of the Series B Purchase Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Series B Purchase Agreement, the Series B Preemptive Rights Agreement and the Amended and Restated Certificate, which are Exhibits 9, 13, and 14 hereto, respectively, and are incorporated herein by reference.

     Except as set forth in this Item 4 or in Item 6, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) For each of the Reporting Persons, the aggregate number of shares of Common Stock beneficially owned and the percentage of Common Stock beneficially owned based upon 1,162,729 shares of Common Stock outstanding as of November 6, 2002, which is based on the number of shares of Common Stock outstanding as of such date disclosed in the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2002 and adjusted for the 1-for-40 reverse stock split of Common Stock effected on December 19, 2002, is as follows:

          Name                          Shares Beneficially Owned     Percentage
          ----                          -------------------------     ----------
          Sierra Ventures VI, L.P.                  198,335              14.6%
          SV Associates VI, L.P.                    198,335              14.6%
          Sierra Ventures VII, L.P.                 199,281              14.6%
          Sierra Ventures Associates                199,281              14.6%
          VII, LLC

     (b) The number of shares of Common Stock of the Company as to which each of the Reporting Persons has sole or shared power to vote are as set forth in rows 7-8 of the cover pages hereof, including the footnotes thereto.

     (c) Other than as set forth in Item 4 hereof, no transactions in the Common Stock were effected during the last 60 days by the Reporting Persons or any of the persons set forth on Schedule I hereto.

     (d) Except as set forth in this Item 5 and in Item 2(a) hereof, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement previously filed as Exhibit 1 to the Statement, with respect to the joint filing of this statement and any amendment or amendments hereto.

Schedule 13D                                                       Page 15 of 18


     As an inducement to Warburg Pincus Private Equity VIII, L.P. ("Warburg") to enter into the Purchase Agreement, on September 23, 2001 the Reporting Persons and certain other stockholders of the Company (together with the Reporting Persons, the "Stockholders"), entered into a voting agreement (the "Voting Agreement") with Warburg in the form previously filed as Exhibit 7 to the Statement. Pursuant to the Voting Agreement, each of the stockholders agreed to vote (or cause to be voted) all of the shares of the Company's stock owned or acquired by them at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, (i) in favor of the approval of the transactions contemplated by the Purchase Agreement including the issuance of capital stock of the Company pursuant thereto, (ii) in favor, to the extent it is necessary, of an increase in the number of authorized, but unissued, shares of Common Stock, in an amount determined by the Company's Board of Directors, (iii) in favor, if proposed by the Company's Board of Directors, of a reverse stock split of the Common Stock, and (iv) in favor of any other matter directly relating to and in furtherance of consummation of the transactions contemplated by the Purchase Agreement. This summary of the Voting Agreement is qualified in its entirety by reference to the form of Voting Agreement previously filed as Exhibit 7 to the Statement.

     The Purchase Agreement and the Series B Purchase Agreement and the agreements contemplated thereby are described in Item 3, Item 4 and Item 5 above.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between the Reporting Persons and any other person with respect to any securities of the Company.

     ITEM 7.
                    MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1. Joint Filing Agreement dated October 2, 2001 among the Reporting Persons.*

     Exhibit 2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and among the Company, the Reporting Persons and certain other persons.*

     Exhibit 3. Form of Form A Subscription Warrant and Form of Form B Subscription Warrant.*

     Exhibit 4.     Form of Warrant to Purchase Shares of Common Stock.*

     Exhibit 5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc.*

     Exhibit 6. Form of Preemptive Rights Agreement between the Company, the Reporting Persons and certain other persons.*

     Exhibit 7.     Form of Voting Agreement among Warburg and the Reporting
                    Persons.*

     Exhibit 8.     Power of Attorney*

     Exhibit 9. Series B Preferred Stock Purchase Agreement, dated as of August 20, 2002, by and among the Company, the Reporting Persons and certain other persons.*

     Exhibit 10. Certificate of Designation of Series B Preferred Stock of the Company filed with the Secretary of State of the State of Delaware on August 20, 2002.*

Schedule 13D                                                       Page 16 of 18


     Exhibit 11. Certificate of Amendment to Certificate of Designation of Series B Preferred Stock of the Company filed with the Secretary of State of the State of Delaware on August 20, 2002.*

     Exhibit 12. Certificate of Amendment to Certificate of Designation of Series B Preferred Stock of the Company filed with the Secretary of State of the State of Delaware on August 23, 2002.*

     Exhibit 13. Form of Series B Preemptive Rights Agreement between the Company, the Reporting Persons and certain other persons.*

     Exhibit 14. Amended and Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on December 17, 2002.

---------------
* Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

     Dated: February 14, 2003           SIERRA VENTURES VI, L.P.

                                        By:  SV Associates VI, L.P.
                                             Its General Partner

                                             By: /s/ Jeffrey M. Drazan
                                                 ---------------------
                                                 Name:  Jeffrey M. Drazan
                                                 Title: General Partner


     Dated: February 14, 2003           SV ASSOCIATES VI, L.P.


                                             By: /s/ Jeffrey M. Drazan
                                                 ---------------------
                                                 Name:  Jeffrey M. Drazan
                                                 Title: General Partner


     Dated: February 14, 2003           SIERRA VENTURES VII, L.P.
                                        By:  Sierra Ventures Associates VII, LLC
                                             Its General Partner

                                             By: /s/ Jeffrey M. Drazan
                                                 ---------------------
                                                 Name:  Jeffrey M. Drazan
                                                 Title: Manager


     Dated: February 14, 2003           SIERRA VENTURES ASSOCIATES VII, LLC


                                             By: /s/ Jeffrey M. Drazan
                                                 ---------------------
                                                 Name:  Jeffrey M. Drazan
                                                 Title: Manager

                                   SCHEDULE I

GENERAL PARTNERS OF SV ASSOCIATES VI, L.P. AND MANAGING MEMBERS OF SIERRA VENTURES ASSOCIATES VII, LLC

     Set forth below, with respect to each general partner of SV Associates VI, L.P., and managing member of Sierra Ventures Associates VII, LLC are the following: (a) name; (b) business address and (c) citizenship.

     1.     (a)  Peter C. Wendell

            (b)  c/o Sierra Ventures
                 2884 Sand Hill Road
                 Suite 100
                 Menlo Park, CA 94025

            (c)  United States Citizen

     2.     (a)  Jeffrey M. Drazan

            (b)  c/o Sierra Ventures
                 2884 Sand Hill Road
                 Suite 100
                 Menlo Park, CA 94025

            (c)  United States Citizen

     3.     (a)  David C. Schwab

            (b)  c/o Sierra Ventures
                 2884 Sand Hill Road
                 Suite 100
                 Menlo Park, CA 94025

            (c)  United States Citizen

     4.     (a)  Steven P. Williams (Managing Member of Sierra Ventures
                 Associates VII, LLC only)

            (b)  c/o Sierra Ventures
                 2884 Sand Hill Road
                 Suite 100
                 Menlo Park, CA 94025

            (c)  United States Citizen